02022474

AB VF 4-26-02

...ED STATES
...XCHANGE COMMISSION
...on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 24 2002 WASH. D.C. PROCESSING SECTION 154

SEC FILE NUMBER
8- 52572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 29, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WHITE MOUNTAIN CAPITAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 MAIN STREET
(No. and Street)

NANUET	NEW YORK	10954
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER MONTALBANO 845-623-5959
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name — *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter Montalbano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO/PRESIDENT

Title

Notary Public

LYNETTE M. LIEBERT
Notary Public, State of New York
No. 4874927
Qualified in Rockland County
Commission Expires Jan. 26, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS AND DIRECTORS OF WHITE MOUNTAIN CAPITAL, LLC:

We have audited the accompanying statement of financial condition of White Mountain Capital, LLC as of December 31, 2001 and the related statements of operations and members' equity and cash flows for the period November 29, 2000 (inception) through December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Mountain Capital, LLC at December 31, 2001 and the results of its operations and its cash flows for the period November 29, 2000 (inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered losses from operations that cause substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Anchin, Block & Anchin LLP

New York, New York
March 22, 2002

WHITE MOUNTAIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash - Note 4	$	352,905
Clearing broker deposit - Note 4		100,258
Marketable securities owned, at market value - Notes 1 and 4		572,537
Receivable from brokers and dealers, net:		
Clearance account		94,528
Property and equipment at cost, less accumulated depreciation of $4,910 - Note 1		14,326
Due from affiliate - Note 5		4,687
Other assets		22,528
TOTAL ASSETS	**$**	**1,161,769**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Securities sold short, at market value - Note 4 and 8	$	499,516
Accounts payable and accrued expenses		80,161
TOTAL LIABILITIES		**579,677**
COMMITMENTS AND CONTINGENCIES - NOTE 4		
MEMBERS' EQUITY		**582,092**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**1,161,769**

See the accompanying Notes to the Financial Statements.

WHITE MOUNTAIN CAPITAL, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

FOR THE PERIOD NOVEMBER 29, 2000 (INCEPTION) THROUGH DECEMBER 31, 2001

REVENUES:		
Commissions	$ 119,091	
Interest and dividends	107,394	
Total Revenues		**$ 226,485**
DIRECT EXPENSES:		
Commissions	30,928	
Floor brokerage and clearance charges	290,992	
Short dividend	84,182	
Margin interest	7,922	
Officers' salaries	282,948	
Employee salaries	56,196	
Payroll taxes and fringe costs	28,877	
Total Direct Expenses	782,045	
INDIRECT EXPENSES	413,569	
Total Expenses		**1,195,614**
OPERATING LOSS		**(969,129)**
FIRM TRADING INCOME, NET		**410,721**
NET LOSS		**(558,408)**
CAPITAL CONTRIBUTIONS		**1,140,500**
MEMBERS' EQUITY, DECEMBER 31, 2001		**$ 582,092**

See the accompanying Notes to the Financial Statements.

WHITE MOUNTAIN CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 29, 2000 (INCEPTION) THROUGH DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ **(558,408)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 4,910	
Increase in:		
Clearing broker deposit	(100,258)	
Marketable securities owned	(572,537)	
Receivable from brokers and dealers, net	(94,528)	
Other assets	(22,528)	
Marketable equity securities sold short	499,516	
Accounts payable and accrued expenses	80,161	
Total adjustments		**(205,264)**
Net Cash Used in Operating Activities		**(763,672)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(19,236)	
Due from affiliate	(4,687)	
Net Cash Used in Investing Activities		**(23,923)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		**1,140,500**
NET INCREASE IN CASH AND CASH END OF PERIOD		**$ 352,905**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		**$ 7,922**

See the accompanying Notes to the Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Principal Business Activity:

White Mountain Capital, LLC (the "Company) is a securities broker and also earns commissions on sales of subscriptions in Real estate Investment Trusts (REITS). The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York City metropolitan area. The Company will continue in operation as provided for in the Operating Agreement. However, if the Company members' equity at any one time decreases below $400,000 the Company will be dissolved.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Security transactions and the related income and expenses are recorded on a trade date basis. Marketable securities owned or sold, but not yet purchased, are carried at market value. The resulting difference between cost and market is included in income. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission income on the sales of REITS are recognized upon closing.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on accelerated methods over the estimated useful lives of the assets.

Income Taxes:

The Company was organized as a limited liability company, and accordingly no provision is required for federal and State income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members.

NOTE 2 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission, since it is exempt, under Section (k)(2)(ii) of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $ 300,618, which was $200,618 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

NOTE 4 - CREDIT RISK CONCENTRATIONS:

The Company maintains its cash and securities with a brokerage firm. These accounts are not covered by SIPC or FDIC insurance.

The Company has agreed to maintain an escrow deposit with its clearing broker in the amount of $100,000. The deposit including accrued interest is currently $100,258.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group, and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker. The Company also has entered into a service agreement with an affiliate which provides for the use of office facilities and personnel by the Company. Transactions and balances with affiliates and other related parties are as follows:

Due from affiliate	$ 4,687
Commission income	59,189
Expense under service agreement	53,926

NOTE 6 - MEMBERSHIP INTERESTS:

The Company's membership interest consists of three classes. Class A and B have voting rights and are identical except that upon dissolution of the Company, each holder of Class B units are entitled to receive, prior to any distribution of the assets of the Company to the holders of Class A units, distributions equal to the total amount of initial capital contributed. Class C nonvoting units are reserved for future issuance to employees as determined by the members.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 8 - SECURITIES SOLD SHORT:

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions.

NOTE 9 - MAJOR CUSTOMERS:

The Company earned approximately 18% of commission income from the sale of subscriptions in one REIT.

NOTE 10 - GOING CONCERN:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations and the Company's operating agreement provides that if members' equity is decreased below $400,000 the Company will be dissolved. These conditions cause substantial doubt about the Company's ability to continue as a going concern. The Company has plans to raise capital through a private placement, implement cost cutting measures to reduce its fixed costs, floor brokerage fees and execution charges and payroll and to hire representatives who will bring in business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS AND DIRECTORS OF WHITE MOUNTAIN CAPITAL, LLC:

We have audited the accompanying financial statements of White Mountain Capital, LLC as of December 31, 2001 and have issued our report thereon dated March 22, 2002. These financial statements include an explanatory paragraph describing a going concern uncertainty. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
March 22, 2002

WHITE MOUNTAIN CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2001

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 582,092
NONALLOWABLE ASSETS	24,462
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	557,630
HAIRCUTS ON SECURITIES	257,012
NET CAPITAL	300,618
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $ 80,161 OR $100,000 WHICHEVER IS GREATER	100,000
EXCESS NET CAPITAL	$ 200,618
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31,2001	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$ 321,184
DIFFERENCES DUE TO AUDIT ADJUSTMENTS	(20,566)
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$ 300,618
TOTAL AGGREGATE INDEBTEDNESS	$ 80,161
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.27 to 1

See Independent Auditors' Report on Supplementary Information.

WHITE MOUNTAIN CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

During the period ended December 31, 2001, the Company met the requirements for exemption from the provisions of Rule 15c3-3 and, accordingly, no computation is presented with regard to the reserve requirements pursuant to the rule.

In addition, because of the exemption under this rule, no information relating to the possession or control requirements is presented.

See Independent Auditors' Report on Supplementary Information.

WHITE MOUNTAIN CAPITAL, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE PERIOD NOVEMBER 29, 2000 (INCEPTION) THROUGH DECEMBER 31, 2001

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

**TO THE BOARD OF DIRECTORS OF
WHITE MOUNTAIN CAPITAL, LLC:**

In planning and performing our audit of the financial statements of White Mountain Capital, LLC (the "Company") for the period November 29, 2000 through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of White Mountain Capital, LLC to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
March 22, 2002

WHITE MOUNTAIN CAPITAL, LLC

FINANCIAL REPORT

FOR THE PERIOD NOVEMBER 29, 2000 (INCEPTION) THROUGH DECEMBER 31, 2001

WHITE MOUNTAIN CAPITAL, LLC

REPORT INDEX

DECEMBER 31, 2001

	PAGE
FACING PAGE TO FORM X-17A-5	1
AFFIRMATION	2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations and Members' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	11
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	13